UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

MSG NETWORKS INC.

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

553573106

(CUSIP Number of Class A Common Stock)

Lawrence Burian

11 Pennsylvania Plaza

New York, NY 10001

(212) 465-6400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

Robert W. Downes

Sullivan & Cromwell LLP

125 Broad Street

New York, New York 10004

(212) 558-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$250,000,000.00	$30,300

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $250 million in value of shares of the Class A common stock, par value $0.01 per share.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $121.20 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30,300	Filing Party: MSG Networks Inc.
Form or Registration No.: Schedule TO	Date Filed: August 30, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

SCHEDULE TO

This Amendment No. 2 (the “Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the United States Securities and Exchange Commission by MSG Networks Inc., a Delaware corporation (“MSG Networks” or the “Company”), on August 30, 2019, as amended and supplemented by Amendment No. 1, filed on September 13, 2019, in connection with the Company’s offer to purchase up to $250 million in value of shares of its Class A common stock, par value $0.01 per share (the “Class A Shares”), at a price not greater than $17.50 nor less than $15.00 per Class A Share, to the seller in cash, less any applicable withholding taxes and without interest.

This Amendment No. 2 contains supplemental disclosure that holders should consider in deciding whether to tender their Class A Shares. Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated August 30, 2019 and the related Letter of Transmittal.

ITEM 1. SUMMARY TERM SHEET

Item 1 is hereby amended and supplemented as follows:

•

The first paragraph under the heading “What is the Purpose of the Offer?” in the “Summary Term Sheet” section of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

In response to a proposal from management to increase our share repurchase program, our Board of Directors met on August 29, 2019 to discuss increasing our share repurchase program by $300 million to provide for an aggregate amount of share repurchases of Class A Shares of approximately $436 million, taking into account the approximately $136 million remaining under our previous $150 million share repurchase program. Our Board of Directors considered the proposal to increase the share repurchase program, reviewed materials from management and the Company’s advisors concerning trading market performance of the Company and comparable companies and the impact of a share repurchase on certain financial metrics, including free cash flow per share and discussed with management information concerning the Company’s financial position, liquidity, cash flow and borrowing capacity, as well as the benefits to the Company and its shareholders from increasing the share repurchase program. BofA Securities, Inc., the Dealer Manager for the Offer, provided a written presentation to the Board of Directors concerning the decision to increase the share repurchase program and the conduct of a modified Dutch auction tender offer, including a description of the Offer and the benefits and considerations applicable to the Offer. Our Board of Directors also considered the recent market prices of the Company’s Class A Shares, including the decline in the price of the Class A Shares following the August 21, 2019 announcement of the Company’s fourth quarter and full year results for the fiscal year ended June 30, 2019. Based upon the foregoing, our Board of Directors approved the increase of the share repurchase program by a unanimous vote, including affirmative votes by all independent directors. Our Board of Directors has unanimously determined that it is in the best interests of the Company and its stockholders to repurchase Class A Shares pursuant to our share repurchase program, and our management believes that, at this time, the tender offer is a prudent use of our financial resources and an effective way to provide value to our stockholders.

•	The “Summary Term Sheet” section of the Offer to Purchase is hereby amended and supplemented to include the following:

How was the Purchase Price Range of the Offer Determined?

We determined the purchase price range of the Offer based on consultations among our management, our professional advisors and our Board of Directors and after reviewing the results of recent self-tender offers. Based on such consultations and review, we set the purchase price range of the Offer at not greater than $17.50 nor less than $15.00 per Class A Share as a premium to $14.32, the reported closing price of the Class A Shares on the NYSE on August 29, 2019, the last full trading day prior to the announcement of the Offer. We believe this is a range within which our stockholders might sell their Class A Shares pursuant to the Offer and within which we can make purchases that will constitute a prudent use of the Company’s financial resources, allowing the Company to repurchase Class A Shares at a price that benefits the Company and its continuing stockholders, while providing stockholders who decide to tender their Class A Shares in the Offer with an efficient way to sell their Class A Shares without incurring brokerage fees or commissions associated with open market sales. None of the Company, the members of the Board of Directors, the Dealer Manager, the Depositary or the Information Agent makes any representation regarding the fair value of the Class A Shares. The actual value and trading price of our Class A Shares on the NYSE may be lower or higher than the range at which we are offering to purchase Class A Shares. Stockholders are urged to obtain current market quotations for the Class A Shares before deciding whether and at what purchase price or purchase prices to tender their Class A Shares. You must make your own decision as to whether to tender your Class A Shares and, if so, how many Class A Shares to tender and the purchase price or purchase prices at which you will tender them. In doing so, you should consult your own financial and tax advisors, and read carefully and evaluate the information in the Offer to Purchase and in the related Letter of Transmittal.

ITEM 2. SUBJECT COMPANY INFORMATION

Item 2 is hereby amended and supplemented as follows:

•	Section 10 (“Certain Information Concerning Us”) of the Offer to Purchase is hereby amended and supplemented to include the following:

Information concerning stock-based executive compensation and related party transactions during fiscal year 2019 can be found in Notes 13 and 15 to the financial statements of the Annual Report on Form 10-K for the fiscal year ended June 30, 2019 and in the Company’s proxy statement filed with the SEC on October 25, 2018.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

•	The information set forth under Item 2 above is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION

•	The information set forth under Item 1 above is incorporated herein by reference.

•	The information set forth under Item 6 below is incorporated herein by reference.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 6 is hereby amended and supplemented as follows:

•	The information set forth under Item 1 above is incorporated herein by reference.

•

The first paragraph under the heading “Purpose of the Offer” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

In response to a proposal from management to increase our share repurchase program, our Board of Directors met on August 29, 2019 to discuss increasing our share repurchase program by $300 million to provide for an aggregate amount of share repurchases of Class A Shares of approximately $436 million, taking into account the approximately $136 million remaining under our previous $150 million share repurchase program. Our Board of Directors considered the proposal to increase the share repurchase program, reviewed materials from management and the Company’s advisors concerning trading market performance of the Company and comparable companies and the impact of a share repurchase on certain financial metrics, including free cash flow per share and discussed with management information concerning the

Company’s financial position, liquidity, cash flow and borrowing capacity, as well as the benefits to the Company and its shareholders from increasing the share repurchase program. BofA Securities, Inc., the Dealer Manager for the Offer, provided a written presentation to the Board of Directors concerning the decision to increase the share repurchase program and the conduct of a modified Dutch auction tender offer, including a description of the Offer and the benefits and considerations applicable to the Offer. Our Board of Directors also considered the recent market prices of the Company’s Class A Shares, including the decline in the price of the Class A Shares following the August 21, 2019 announcement of the Company’s fourth quarter and full year results for the fiscal year ended June 30, 2019. Based upon the foregoing, our Board of Directors approved the increase of the share repurchase program by a unanimous vote, including affirmative votes by all independent directors. Our Board of Directors has unanimously determined that it is in the best interests of the Company and its stockholders to repurchase Class A Shares pursuant to our share repurchase program, and our management believes that, at this time, the tender offer is a prudent use of our financial resources and an effective way to provide value to our stockholders.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

•	The information set forth under Item 1 above is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

Item 9 is hereby amended and supplemented as follows:

•	The second paragraph in Section 15 (“Fees and Expenses”) of the Offer to Purchase is hereby amended and restated to read in its entirety as follows:

The Dealer Manager and its affiliates have provided, and may in the future provide, various investment banking, commercial banking and other services to us and The Madison Square Garden Company, AMC Networks Inc., and Cablevision Systems Corporation, which are companies formerly or currently controlled by the Dolan Family, for which the Dealer Manager and its affiliates have received, or we expect they will receive, customary compensation from us or these other companies. Merrill Lynch, Pierce, Fenner & Smith Incorporated, an affiliate of BofA Securities, Inc., is a joint bookrunner under our Credit Agreement and Bank of America, N.A., also an affiliate of BofA Securities, Inc., is a co-syndication agent under our Credit Agreement.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

MSG NETWORKS INC.

	By:	/s/ Bret Richter
Name: Bret Richter
Dated: September 18, 2019	Title: EVP, CFO and Treasurer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated August 30, 2019.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9 ).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated August 29, 2019 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed on August 29, 2019).

(a)(5)(ii)	Summary Advertisement, dated August 30, 2019.*

(a)(5)(iii)	Excerpted Transcript of Remarks of Gregg Seibert, Vice Chairman of MSG Networks Inc., The Madison Square Garden Company and AMC Networks Inc., at the Bank of America Merrill Lynch 2019 Media, Communications & Entertainment Conference on September 12, 2019.*

(b)	Credit Agreement, dated as of September 28, 2015, by and among MSGN Holdings, L.P., certain subsidiaries of MSGN Holdings, L.P. identified therein, MSGN Eden, LLC, MSGN Regional Holdings LLC and JPMorgan Chase Bank, N.A., as administrative agent, collateral agent and a letter of credit issuer, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 28, 2015).

(d)(i)	Third Amended and Restated Class B Stockholders’ Agreement, dated October 1, 2015 (incorporated by reference to Exhibit 7 to Amendment No.10 to the Schedule 13D filed by the Class B Stockholders on October 2, 2015).

(d)(ii)	Registration Rights Agreement by and among MSG Networks Inc. (formerly known as The Madison Square Garden Company) and the Charles F. Dolan Children Trusts (incorporated by reference to Exhibit 3.5 to Amendment No. 7 to the Company’s Registration Statement on Form 10 filed on January 14, 2010).

(d)(iii)	Registration Rights Agreement by and among MSG Networks Inc. (formerly known as The Madison Square Garden Company) and the Dolan Family Affiliates (incorporated by reference to Exhibit 3.6 to Amendment No. 7 to the Company’s Registration Statement on Form 10 filed on January 14, 2010).

(d)(iv)	MSG Networks Inc. 2010 Employee Stock Plan, as amended (incorporated by reference to Annex A to the Company’s Proxy Statement filed on Schedule 14A filed on October 27, 2016).

(d)(v)	MSG Networks Inc. 2010 Stock Plan for Non-Employee Directors, as amended (incorporated by reference to Annex C to the Company’s Proxy Statement filed on Schedule 14A filed on October 28, 2015).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.